Radius Explorations Ltd.
News Release 2002-13
November 7, 2002


                       $800,000 FINANCING

Radius Explorations Ltd. announces that, subject to acceptance by the TSX Venture Exchange, it has negotiated a non-brokered private placement of up to 4,000,000 units at a price of $0.20 per unit, for proceeds of up to $800,000. Each unit will consist of one common share of the Company and one share purchase warrant entitling the holder to purchase one additional share at $0.25 for one year.

Proceeds from this financing will be used for general working capital.

For further information on the Company and its projects, please call toll free at 1-888-627-9378 or visit our web site at www.radiusgold.com.



ON BEHALF OF THE BOARD

"signed"
Simon T. Ridgway, President

Symbol:  TSXV-RDU
Shares Issued:  17.9 million


     The TSX Venture Exchange has not reviewed and does not
       take responsibility for the adequacy or accuracy of
                          this release.